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September 25, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN. Ms. Patsy Mengiste
      Document Control - EDGAR

               RE: Seligman TargetHorizon ETF Portfolios, Inc.
                            Seligman TargETFund 2015
                            Seligman TargETFund 2025
                            Seligman TargETFund 2035
                            Seligman TargETFund 2045
                            Seligman TargETFund Core

               Post-Effective Amendment No. 10
               File No. 333-126647/811-21788

Dear Ms. Mengiste:

Registrant is filing Post-Effective Amendment No. 10 on Form N-1A pursuant to Rule 485(a)(1) for the purpose of updating the prospectus and Statement of Additional Information to reflect changes in the Funds' principal investment strategies.

Registrant requests selective review in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectus and SAI, except for the Principal Investment Strategies section of the prospectus are identical or substantially similar to those found in prior filings by registrants in the same fund complex.

If you have any questions regarding this filing, please contact Christopher O. Petersen at 612-671-4321 or Katina Walker at 612-671-6990.

Sincerely,


/s/ Scott R. Plummer
-------------------------------------
Scott R. Plummer
Vice President, General Counsel and Secretary
Seligman TargetHorizon ETF Portfolios, Inc.